EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		SIX MONTHS ENDED
	June 30 2004	June 30 2005	June 30 2004	June 30 2005
Shares of common stock outstanding for the entire period	19,848,301	19,960,746	19,825,271	19,924,700

Issuance of 29,011 and 62,217 shares of common stock to the Company’s defined contribution plan in 2004 and 2005	14,561	29,748	18,499	37,720

Issuance of 4,288 shares of common stock upon exercise of options in 2004	981	—	2,859	—

Issuance of 25,898 shares of common stock under the 2004 equity incentive plan	—	7,395	—	3,718

Issuance of 7,990 and 12,502 shares of common stock to the employee stock purchase plan in 2004 and 2005	—		7,288	10,568

Weighted average shares of common stock outstanding	19,863,843	19,997,889	19,853,917	19,976,706

Loss from continuing operations	$(9,695,354)	$(36,153,513)	$(30,976,760)	$(66,712,207)
Income (loss) from discontinued operations, net of taxes	130,993	(822)	110,376	11,206,804
Net loss	$(9,564,361)	$(36,154,335)	$(30,866,384)	$(55,505,403)

Basic loss per common share:
Loss from continuing operations	$(0.49)	$(1.81)	$(1.56)	$(3.34)
Income from discontinued operations, net	0.01	—	0.01	0.56
Net loss per common share	$(0.48)	$(1.81)	$(1.55)	$(2.78)